UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Swift Energy Company
(Exact Name of Registrant as Specified in its Charter)

Delaware	20-3940661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

575 North Dairy Ashford, Suite 1200 Houston, Texas 77079
(Address of principal executive offices and zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.
General
As previously reported, on December 31, 2015, Swift Energy Company, a Delaware corporation (the “Company”), and certain of its direct and indirect subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) under the caption In re Swift Energy Company, et al (Case No. 15-12670). The Company and the Debtors received bankruptcy court confirmation of their joint plan of reorganization (the “Plan”) on March 31, 2016, and subsequently emerged from bankruptcy on April 22, 2016 (the “Effective Date”).
Pursuant to the Plan, on the Effective Date, the Company created new common stock, par value $0.01 per share (the “Common Stock”). On the Effective Date, pursuant to the Plan, the Company issued 10,000,000 shares of Common Stock to holders of the Company’s senior notes outstanding prior to the Effective Date, the lenders under the Company’s Debtor-in-Possession Credit Agreement and holders of Swift’s common stock prior to the Effective Date. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Common Stock. The Company has applied to list the Common Stock on the New York Stock Exchange under the symbol of “SFY.”
Also on the Effective Date, the Company filed its Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Bylaws (the “Bylaws”). The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.
The Board of Directors of the Company has approved, effective May 5, 2017, (a) that the Company’s name will be changed from Swift Energy Company to SilverBow Resources, Inc. and (b) that the Common Stock will begin trading on the New York Stock Exchange under the ticker symbol SBOW. The Company has taken all of the necessary steps to effect such approvals.
Authorized Capitalization
The Company’s authorized capital stock consists of 50,000,000 shares, which include 40,000,000 shares of the Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).
Common Stock
Dividends
Subject to any dividend and other distribution rights granted to preferred stock that may be outstanding from time to time, holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, stock or otherwise) as may be declared thereon by the Company’s board of directors (the “Board”) at any time and from time to time out of any funds legally available.
Voting
Except as may otherwise be provided in the Certificate of Incorporation or by applicable law, the holders of shares of Common Stock shall be entitled to one vote for each such share, in person or by proxy, upon all questions presented to the stockholders, and the holders of shares of Common Stock shall have the right to vote for the election of directors and for all other purposes or if any holders of shares of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of shares of Preferred Stock, if any. Directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election. No holder of Common Stock is entitled to cumulate his or her votes for the election of one or more directors or for any other purpose. Notwithstanding anything to the contrary in the foregoing paragraph, the rights of the holders of Common Stock are subject to the then-applicable terms of the Nomination Agreement (defined and described below).
Liquidation
The holders of the Common Stock will share equally and ratably in the Company’s assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding.
Other Rights
The holders of the Common Stock do not have preemptive rights to purchase shares of the Company’s stock. The Common Stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of any shares of Preferred Stock that the Company may issue in the future. The rights of the holders of Common Stock are subject to the then-applicable terms of the Nomination Agreement (defined and described below).
Under the terms of the Certificate of Incorporation and the Bylaws, the Company is prohibited from issuing any nonvoting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company.
Board Classification
The Board is divided, with respect to the time for which they severally hold office, into three classes, which are hereby designated as Class I, Class II and Class III, respectively.  The term of office of (i) each initial Class I director expires at the first annual meeting of stockholders following the Effective Date, (ii) each initial Class II director expires at the second annual meeting of stockholders following the Effective Date and (iii) each initial Class III director expires at the third annual meeting of stockholders following the Effective Date. At each annual meeting of stockholders, directors elected to succeed those directors whose terms of office then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified or until his or her earlier death, retirement, resignation, disqualification or removal.  Board nomination and removal rights are described under the caption “Director Nomination Agreement” below.
Director Nomination Agreement
On the Effective Date, the Company entered into the Director Nomination Agreement (the “Nomination Agreement”). The Nomination Agreement is referenced in the Certificate of Incorporation as necessary to effectuate its terms. Pursuant to the Nomination Agreement:
(a)     following the expiration of the initial terms of the Board as set forth above, the Board will consist of seven members as follows:
(i)    the Chief Executive Officer of the Company, which shall be a Class III Director;

(ii)     two nominees designated by Strategic Value Partners LLC (“SVP”) (the “SVP Designated Directors”), which shall be one Class I Director and one Class III Director; provided, that (A) the number of nominees designated by SVP shall be reduced to one director, which shall be a Class III Director, at such time as SVP and its affiliates (other than other Consenting Noteholders (as defined in the Nomination Agreement)) (the “SVP Entities”) collectively beneficially own common stock representing an equity percentage of less than 15% and greater than or equal to 8%, with the understanding that such reduction to one director shall be permanent and despite any later increase in their equity percentage, and (B) SVP shall permanently, and despite any later increase in their equity percentage, no longer be entitled to designate a nominee at such time as the SVP Entities collectively beneficially own common stock representing an equity percentage of less than 8%;
(iii)     two nominees designated by the Consenting Noteholders (excluding SVP until such time that SVP is no longer entitled to designate an SVP Designated Director) (the “Noteholder Designated Directors”), which shall be two Class II Directors; provided, that (A) the number of nominees designated by the Consenting Noteholders shall be reduced to one director, which shall be a Class II Director, at such time as the Consenting Noteholders and their affiliates (the “Noteholder Entities”) collectively beneficially own common stock representing an equity percentage of less than 15% and greater than or equal to 8%, with the understanding that such reduction to one director shall be permanent and despite any later increase in their equity percentage, and (B) except as set forth in section (b)(iv) below, such Consenting Noteholders shall permanently, and despite any later increase in their equity percentage, no longer be entitled to designate a nominee at such time as the Noteholder Entities collectively beneficially own common stock representing an equity percentage of less than 8%;
(iv)     for the purposes of calculating the equity percentage in clauses (A) and (B) of section (b)(iii), with respect to SVP’s ownership, the equity percentage shall only include the portion of SVP’s equity percentage that exceeds 15% up to a maximum of 7.9%, until such time that SVP is no longer entitled to designate an SVP Designated Director. At such time that SVP is no longer entitled to designate an SVP Designated Director, all of SVP’s ownership shall be included in the equity percentage calculations in clauses (A) and (B) of section (b)(iii). For the purposes of section (b)(iii), the designation right contained in such provision shall still be available at the time SVP is no longer entitled to designate an SVP Designated Director, if at such time, the equity percentage ownership threshold in clause (B) of section (b)(iii) is satisfied; and
(v)     one independent director and one additional director (which will be the Non-Executive Chairman) nominated by the Strategy, Nominating and Governance Committee of the Board, which shall be a Class III Director.
(b)     For so long as such persons are entitled to designate a nominee for director under the terms thereof, SVP and the Consenting Noteholders have the right to remove the respective directors nominated by them pursuant to the Nomination Agreement, and to designate an individual to fill the vacancy created by such removal or upon any other removal of such person as director under the Certificate of Incorporation or Bylaws on the date of such replacement designation.
The Nomination Agreement terminates upon the earlier to occur of (a) such time as the Consenting Noteholders in the aggregate no longer beneficially own common stock representing an equity percentage equal to or greater than 8% or (b) the delivery of written notice to the Company by all of the Consenting Noteholders, requesting the termination of the Agreement. Further, at such time as a particular Consenting Noteholder no longer beneficially owns any shares of common stock, all rights and obligations of such Consenting Noteholder under the Nomination Agreement will terminate.
The foregoing description of the Nomination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Nomination Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Negative Control Rights of Consenting Noteholders
Pursuant to the Certificate of Incorporation, at any time in which one or more Designated Directors (as defined in the Nomination Agreement) is serving on the Board and Consenting Noteholders own at least 50% of the Company’s issued and outstanding shares of Common Stock, the Company shall not take any of the following actions if Consenting Noteholders (as defined in the Nomination Agreement) that are party to the Nomination Agreement and that hold in the aggregate at least 50% of the Company’s issued and outstanding shares of Common Stock object to such action in writing pursuant to the procedures set forth in the Certificate of Incorporation:
(i)     the sale or other disposition of assets of the Company or any of its subsidiaries, in any single transaction or series of related transactions, with a fair market value in the aggregate in excess of $75 million, other than (i) any such sales or dispositions to or among the Company and its subsidiaries and (ii) the sale or disposition of hydrocarbons, accounts receivable, surplus or obsolete equipment (excluding the disposition of oil and gas in place and other interests in real property and volumetric production payments) in the ordinary course of business;
(ii)    any sale, recapitalization, liquidation, dissolution, winding up, bankruptcy event, reorganization, consolidation, or merger of the Company or any of its subsidiaries;
(iii)    issuing or repurchasing any shares of Common Stock or other equity securities (or securities convertible into or exercisable for equity securities) of the Company in an amount that is in the aggregate in excess of $5 million, other than (i) pursuant to employee benefit and incentive plans, (ii) the repurchase of capital stock deemed to occur upon the exercise of stock options or other equity awards to the extent such capital stock represents a portion of the exercise price of those stock options or other equity awards and any repurchase of capital stock made in lieu of or to satisfy withholding or similar taxes in connection with any exercise or exchange of stock options, warrants, equity incentives, other equity awards or other rights to acquire capital stock and (iii) the issuance of shares of Common Stock upon exercise of warrants pursuant to the Warrant Agreement dated April 22, 2016 between the Company and American Stock Transfer & Trust Company, LLC;
(iv)    incurring any indebtedness for borrowed money (including through capital leases, the issuance of debt securities or the guarantee of indebtedness of another person or entity), in any single transaction or series of related transactions, that is in the aggregate in excess of $75 million, other than (i) any indebtedness incurred to refinance indebtedness issued for less than $75 million (which such amount shall be calculated in the aggregate for any series of related transactions), (ii) intercompany indebtedness, (iii) hedging obligations in the ordinary course of business and not for speculative purposes and (iv) other indebtedness in respect of workers’ compensation claims, insurance contracts, self-insurance obligations, bankers’ acceptances, performance and surety bonds and other similar guarantees of obligations in the ordinary course of business;
(v)    entering into any proposed transaction or series of related transactions involving a Change of Control of the Company, which for purposes of this provision, “Change of Control” shall mean any transaction resulting in any person or group (as such terms are defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) acquiring “beneficial ownership” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934) of more than 50% of the total outstanding equity interests of the Company (measured by voting power rather than number of shares);
(vi)    entering into or consummating any material acquisition of businesses, companies or assets (whether through sales or leases) or joint ventures, in any single transaction or series of related transactions, in the aggregate in excess of $75 million;
(vii)    increasing or decreasing the size of the Board;

(viii)    amending the Certificate of Incorporation or the Bylaws of the Company; and
(ix)    entering into any arrangements or transactions with affiliates of the Company.
The foregoing provisions are not intended to eliminate or reduce any fiduciary duties a member of the Board may have to any stockholder or group of stockholders of the Company that may otherwise exist under the DGCL. Consenting Noteholders are entitled to advanced notice of the foregoing proposed actions in the manner provided in the Certificate of Incorporation.
Limitation of Liability of Directors
The Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The effect of this provision is to eliminate the Company’s and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director.
Registration Rights Agreement
Pursuant to the Plan, on the Effective Date, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with parties who received shares of Common Stock upon the Effective Date (the “Holders”) representing 5% or more of the Common Stock outstanding on that date. The Registration Rights Agreement provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).
Pursuant to the Registration Rights Agreement, Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Under their demand registration rights, Holders owning at least 5% of the outstanding shares of Common Stock may request the Company to register all or a portion of their Registrable Securities, including on a delayed or continuous basis under Rule 415 of the Securities Act of 1933. Each Holder is entitled to two demand registrations. Generally, the Company is required to provide notice of the demand request within five business days following the receipt of the demand notice to all additional Holders, who may, in certain circumstances, participate in the registration. Under their underwritten offering registration rights, Holders also have the right to demand the Company to effectuate the distribution of any or all of its Registrable Securities by means of an underwritten offering pursuant to an effective registration statement. Each Holder is entitled to two underwritten offering requests. The Company is not obligated to effect a demand notice or an underwritten demand notice within 180 days of closing either a demand registration or an underwritten offering. The Company is required to maintain the effectiveness of any such registration statement until the earlier of 180 days (or two years if a “shelf registration” is requested) after the Effective Date and the consummation of the distribution by the participating Holders. Under their piggyback registration rights, if at any time the Company proposes to register an offering of Common Stock for its own account, the Company must give at least five business days’ notice to all Holders of Registrable Securities to allow them to include a specified number of their shares in the registration statement.
These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Company’s right to delay or withdraw a registration statement under certain circumstances. The Company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.

The obligations to register shares under the Registration Rights Agreement will terminate with respect to the Company and each Holder on the first date upon which the Holder no longer beneficially owns any Registrable Securities.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated by reference herein.
Anti-Takeover Provisions of the Certificate of Incorporation, the Bylaws and the DGCL
The Certificate of Incorporation, the Bylaws and the DGCL contain provisions that may have some anti-takeover effects and may delay, defer or prevent a takeover attempt or a removal of the Company’s incumbent officers or directors that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by the stockholders.
Preferred Stock
The Board is empowered, without further vote or action by the stockholders (except as may otherwise be provided by the terms of any series of then-outstanding Preferred Stock), to (i) authorize the issuance of the Preferred Stock in one or more series, (ii) determine the designations and the powers, preferences, rights, qualifications, limitations and restrictions thereof, (iii) divide at its option such Preferred Stock into series, and (iv) determine variations, if any, between any series so established.
The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of the Common Stock.
Written Consent of Stockholders; Calling of Special Meeting of Stockholders
The Certificate of Incorporation provides for action by written consent by holders of voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. The stockholders of the Company do not have the power to call a special meeting of stockholders of the Company.

Amendment of the Bylaws
Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Certificate of Incorporation and the Bylaws grant to the Board the power to adopt, amend, restate or repeal the Bylaws, subject to the rights of the Consenting Noteholders as described above under the caption “Negative Control Rights of Consenting Noteholders.” The stockholders may adopt, amend, restate or repeal the Bylaws but only by a vote of holders of at least 66 2/3% in voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class.
Other Limitations on Stockholder Actions
Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders.
Newly Created Directorships and Vacancies on the Board
Under the Bylaws, subject to the terms of the Nomination Agreement, any vacancies on the Board for any reason and any newly created directorships resulting from any increase in the number of directors may be filled solely by the Board upon a vote of a majority of the remaining directors then in office, even if they constitute less than a quorum of the Board or by a sole remaining director.

No Cumulative Voting
The stockholders do not have the right to cumulate votes, as discussed further under “Common Stock—Voting.”
Section 203 of the DGCL
Before the Effective Date, the Company was subject to Section 203 of the DGCL. As of the Effective Date, the Company has elected in its Certificate of Incorporation to not be subject to Section 203, which election will become effective on April 22, 2017, 12 months after the Effective Date, and would not apply to a “business combination” (as defined below) with a person who became an “interested stockholder” (as defined below) prior to the Effective Date.
In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Exclusive Forum
The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Company’s bylaws, or (d) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the foregoing forum selection provisions.
Transfer Agent and Registrar
The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC.

Item 2.	Exhibits.

Exhibit Number	Name of Exhibit

3.1
Certificate of Incorporation of Swift Energy Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 27, 2016, File No. 001-08754).

3.2	Bylaws of Swift Energy Company (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 27, 2016, File No. 001-08754).
10.1
Director Nomination Agreement between the Company and the others parties thereto (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 27, 2016, File No. 001-08754).

10.2
Registration Rights Agreement, dated as of April 22, 2016, by and among Swift Energy Company and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on April 28, 2016, 2017, File No. 001-08754).

10.3
Registration Rights Agreement, dated as of January 26, 2017, by and among Swift Energy Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 1, 2017, File No. 001-08754).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Swift Energy Company

By:        /s/ G. Gleeson Van Riet
Name:     G. Gleeson Van Riet

Title:	Executive Vice President and Chief Financial Officer

Date: May 2, 2017

EXHIBIT INDEX

Exhibit Number	Name of Exhibit

3.1
Certificate of Incorporation of Swift Energy Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 27, 2016, File No. 001-08754).

3.2	Bylaws of Swift Energy Company (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 27, 2016, File No. 001-08754).
10.1
Director Nomination Agreement between the Company and the others parties thereto (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on April 27, 2016, File No. 001-08754).

10.2
Registration Rights Agreement, dated as of April 22, 2016, by and among Swift Energy Company and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on April 28, 2016, 2017, File No. 001-08754).

10.3
Registration Rights Agreement, dated as of January 26, 2017, by and among Swift Energy Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 1, 2017, File No. 001-08754).

1